UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On May 18, 2023, Evogene Ltd. (“Evogene”) announced its financial results for the first quarter ended March 31, 2023. Copy of the press release announcing those results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

The GAAP financial statements tables contained in the press release attached to this Form 6-K are incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File No. 333-253300), and Form S-8 (SEC File Nos. 333-259215, 333-193788, 333-201443 and 333-203856) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2023	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Evogene Reports First Quarter 2023 Financial Results